Exhibit 99.1

News Release

For Immediate Release

LAKE BABINE NATION AND WEST FRASER PARTNERSHIP STRENGTHENS B.C.’S FOREST SECTOR

Innovative collaboration supports long-term fibre security and economic development

VANCOUVER, B.C., July 24, 2025 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) and the Lake Babine Nation Forestry Limited Partnership (LBN Forestry) welcomed today’s announcement by the Government of British Columbia approving the creation of a new First Nations Woodland Licence in the Smithers area. The licence, created from timber tenures contributed by West Fraser and LBN Forestry, will be held by LBN Forestry which is owned by the Lake Babine Nation.

The creation of the new licence announced today by the Government of British Columbia marks a key milestone in the growing partnership between West Fraser and LBN Forestry, and reflects a new model for timber tenures and collaboration in B.C.’s forest sector.

“As stewards of our lands since time immemorial, Lake Babine Nation has always recognized the deep responsibility we hold in ensuring our forests are managed with respect and sustainably. For Lake Babine Nation, forestry is not just an industry; it is woven into our identity, our traditions, and our vision for the future. We take another important step forward by formalizing our partnership with West Fraser — a collaboration that will bring broader economic opportunities to our people and region, while protecting the integrity of our lands for future generations,” said Chief Wilf Adam, Lake Babine Nation.

“This partnership embodies what is possible when Indigenous knowledge and modern forestry practices unite — ensuring that our resources are used wisely, our community’s benefit, and our environment remains intact. Our Nation has long advocated for meaningful participation in resource management in our territory. With this partnership, we are ensuring that our voices, expertise, and priorities are central to decision-making. By working alongside West Fraser, we are fostering a relationship built on mutual respect and shared goals — one that will strengthen our economic opportunities and secure a sustainable future for Lake Babine and the region as a whole,” Adam added.

To enable the creation of the new tenure, West Fraser contributed portions of its licence volume held in the Bulkley and Morice Timber Supply Areas, to help create a meaningful area-based licence. Additional volume was made available through the Government-held, BC Timber Sales, helping enhance the licence’s scope and potential impact.

“I want to congratulate the Lake Babine Nation on what we have been able to build together,” said Sean McLaren, President and CEO of West Fraser. “This milestone recognizes Lake Babine Nation’s role as the resource steward in its traditional territory and reflects our shared commitment to sustainable forestry. By working together, we are helping bring greater stability to the forest sector — for our and Lake Babine Nation’s employees, contractors and businesses throughout the region.”

“This achievement would not have been possible without the leadership and the support of government,” McLaren added. “By recognizing the importance of fibre security and Indigenous Partnerships, the Province is helping secure the future of B.C.’s forest sector.”

West Fraser will provide forest stewardship services to LBN Forestry to support the management of the new area-based licence, in alignment with the Nation’s stewardship values and vision for its traditional territory.

The licence announced today builds on two previous agreements: a Joint Development Agreement (JDA) signed in April 2024, and a Log Supply and Forest Management Agreement (LSFMA) signed in January 2025.

“This is a significant forestry partnership in British Columbia,” said Ravi Parmar, Minister of Forests. “This on-the-ground collaboration between Lake Babine Nation, West Fraser, and the Province is an opportunity to create jobs and strengthen our forest economy to deliver for people and communities here in B.C.”

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

About Lake Babine Nation

Lake Babine Nation is one of the largest Indigenous nations in B.C., with over 2,500 members. Its Territory is centred around Babine Lake, the Province’s longest natural lake. Lake Babine has five communities: Wit’at (Fort Babine), Nedo’ats (Old Fort), Tachet, Donald’s Landing/Pinkut and Woyenne. The Lake Babine Nation Foundation Agreement provides a shared vision and high-level roadmap for implementing Lake Babine’s existing rights, including self-government, Aboriginal title and harvesting rights. Growing Lake Babine’s role in forestry and forest management is a priority under the Foundation Agreement, and Lake Babine established its company, Lake Babine Nation Forestry, in 2016 to pursue that objective. The company now has about 27 employees and is managed by Lake Babine member Duane Crouse.

Forward-Looking Statements

This news release contains statements and information that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would”, and “could”, to identify these forward-looking statements. These forward-looking statements include, among other things, the ability to bring greater stability to the forest sector for our and Lake Babine Nation’s employees, contractors and businesses throughout the region and expectations as to long-term fibre security and Indigenous Partnerships as a path to securing the future of the forest sector. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the expectations and assumptions concerning the laws and regulations which will apply to our business, our ability to attract and retain skilled employees to implement our plans, changes in laws and governmental regulations, including the evolution of forest policy and stewardship, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2024, each dated February 12, 2025, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information:

West Fraser	Lake Babine Nation Forestry
Media Contact Joyce Wagenaar Director, Communications Tel. (604) 817-5539 media@westfraser.com	Media Contact Laura Cropper Lead Consultant Tel. (778) 323-3827 laura@story-pr.ca

Investor Contact Robert B. Winslow, CFA Director, Investor Relations & Corporate Development Tel. (416) 777-4426 shareholder@westfraser.com